SUB-ITEM 77C

As of November 1, 2002, the majority shareholder of the Preferred Fixed Income Fund approved by written consent: (i) the Subadviser Agreement between Caterpillar Investment Management Ltd. and Western Asset Management Company ("Western") and (ii) the Tertiary Adviser Agreement between Western and Western Asset Management Company Limited, both with respect to the Preferred Fixed Income Fund and effective November 1, 2002.